UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

April 26, 2023

(Date of Report (Date of earliest event reported))

NOMMI, INC.

(Exact name of registrant as specified in its charter)

Delaware	82-3688823
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1661 EAST FRANKLIN AVENUE EL SEGUNDO, CA	90245
(Address of principal executive offices)	(ZIP Code)

310-431-1186

(Registrant’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

As of April 26, 2023, the Company is late in filing Form 1-K. Company management is working to complete the report and intends to file in due course.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By	/s/ James Jordan
James Jordan, Director
Nommi, Inc.
Date: April 26, 2023